Exhibit 1
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FOR IMMEDIATE RELEASE                                            16 May 2007



                              WPP GROUP PLC ("WPP")

             Network Limited to merge with Media Puzzle in Australia


WPP announces that Network Limited (ASX "NWK"), a listed outdoor media specialist in Australia, has conditionally agreed to acquire the 55% stake held by WPP in Media Puzzle Pty Ltd together with the remaining 45% held by management, in consideration for the issue to WPP of 119,000,000 ordinary shares in NWK representing 32% of NWK's ordinary share capital. NWK will seek shareholder approval for the transaction at their forthcoming EGM.


Media Puzzle reported revenues of A$16.8 million for the year ended 31 December 2006 and had gross assets of A$13.5 million at that date. On a proforma basis for the year ended 31 December 2006, the enlarged company had revenues of A$51.2million and gross assets of A$57.8million.


The merger of NWK with Media Puzzle, which owns various forms of outdoor retail advertising signage, will create an enlarged company employing 88 people. With offices in Sydney, Melbourne, Brisbane and Adelaide, the enlarged company will have a significantly enhanced position in the fast growing outdoor advertising market in Australia.




Contact:
Feona McEwan, WPP London                              +44 (0)20 7408 2204
www.wpp.com
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